Mail Stop 3561

December 31, 2007

General Motors Corporation
Frederick A. Henderson- Chief Financial Officer
300 Renaissance Center
Detroit, Michigan 48265

Re: **General Motors Corporation**
            Form 10-K for the year ended December 31, 2006
            Filed March 15, 2007
            Form 10-Q for the nine months ended September 30, 2007
            Filed November 8, 2007
            File No. 001-00043

Dear Mr. Henderson:

        We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2006

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations and Other Long-Term Liabilities, page 86

1. When presenting contractual obligations, please ensure that all obligations are shown in the table, including interest payments on your indebtedness. This information may be also presented within a footnote to the table. See FR-72 for guidance.

Consolidated Financial Statements

Note 20- Commitments and Contingent Matters, page 163

2. With respect to the rebates available to your GM Card program cardholders, tell us and revise your filing to describe your accounting policy for the cost associated with these incentives. Please include an explanation of deferred program income and how such income is recognized. Also, tell us the amount of deferred program income that has been netted against the amount of rebates available at December 31, 2006 and 2005, and why you believe this net presentation is appropriate.

3. Please disclose whether or not the amount of rebates available to qualified cardholders net of deferred program income is reflected as a liability on your balance sheet. If not reflected as a liability, disclose how rebates will be accounted for when applied against the purchase or lease of GM vehicles.

4. In order to enhance your current disclosures related to commitments and contingent matters, please consider aggregating this information in a tabular format, which identifies the individual components and summarizes your total exposure.

Form 10-Q for the nine months ended September 30, 2007

Item 1- Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 5- Investment in Nonconsolidated Affiliates, page 12

5. Based on the current conditions in the credit market and overall economy, please expand your disclosures to clearly discuss the effect of these conditions on your GMAC investment. Specifically, please address the effect of these conditions on the assumptions used at arriving at potential payments and additional funding requirements related to your agreements with GMAC.

Note 11- Income Taxes, page 25

6. We note you recorded a $38.5 billion allowance against your deferred tax assets. However, in light of the fact that you have certain credits that appear to extend for approximately 20 years, please tell us and expand your disclosure to indicate how you arrived at the conclusion that you will not generate sufficient taxable income over the corresponding time frame to make it more likely than not that you will never recover these assets. Additionally, based on your disclosures on page 142 of the December 31, 2006 Form 10-K, it appears that a portion of your tax carry-forwards can be carried forward indefinitely. As such, please tell us how you concluded that a full valuation is warranted.

7. Please tell us how and why the previously expected timing related to the tax deductions for OPEB liabilities changed as a result of the Retiree MOU. In your response, please provide us with the accelerated timing.

8. Please tell us and expand your disclosure to indicate how your views of the challenges in the North American and German near-term markets changed during the third quarter. Your disclosures should be expanded to indicate the specific challenges you are facing and how your views changed from quarter to quarter. In this regard, please reconcile for us the guidance provided by Paul Ballew and Fritz Henderson in their presentation at the 2007 GM Global Securities Analysts' Conference, as furnished in your August 8, 2007 Form 8-K, to the recognition of a full valuation allowance on your deferred tax assets.

Note 15- Impairment, Restructuring and Other Initiatives

Impairments, page 32

9. Based on the impairment of your tax deferred assets, it appears you do not expect to generate taxable income in the foreseeable future. In this regard, please tell us whether you believe this would be a triggering event under paragraph 8 of SFAS 144, requiring the performance of an impairment analysis of your long lived assets and goodwill.

Note 18- Transactions with GMAC, page 45

10. We note that you have entered into several agreements with GMAC, which provide for payments under certain circumstances. Additionally, based on the current conditions in the credit markets, and your disclosures in Note 11-Income Taxes, which appear to indicate a significant downturn in your GMNA segment, it appears that, at minimum, you should revise your disclosures to include the following:

   ▪ The total potential pay-outs related to guarantees made on behalf of GMAC;
   ▪ The total potential payments related to residual value guarantees made to GMAC.
   ▪ The total potential payments related to guarantee of minimum collections from customers.
   ▪ The likelihood that further impairment would be necessary.

   Your disclosures should be detailed and address management conclusions as to whether potential payments are remote or reasonably possible.

11. Based on disclosures in Note 7- Investment in Nonconsolidated Affiliates on page 126 of your Form 10-K for the year ended December 31, 2006, it appears that the GMAC Board may suspend payment of Preferred membership interests and may reduce any distributions in order to avoid a reduction of equity capital. In this regard, please revise to indicate the amount of equity in earnings available for distributions and the likelihood that amounts available for distribution will be reduced. Also, discuss how any future reductions in distributions will be considered in addressing the recoverability of your investment in GMAC.

Item 2- Management Discussion and Analysis of Financial Condition and Results of Operations

GM Automotive Regional Results

GM North America, page 65

12. One of the primary objectives in preparing your MD&A should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. Identifying the effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying these effects may not provide the reader with sufficient insight. For example, based on the recognition of a full valuation allowance on your deferred tax assets, it appears that you do not expect to generate taxable income in the foreseeable future. Therefore, if applicable, you should revise your filing to include a significant discussion related your net losses and whether you

        expect to continue to incur net losses in the foreseeable future. See FR-72
        (Release No. 33-8350).

Key Factors Affecting Future and Current Results

Turnaround plan, page 78

13. Your disclosures include a significant discussion related to positive effects of
    your GMNA turnaround plan as well as your continued effort to execute it.
    However, in light of the fact that you recognized a full valuation allowance on
    your deferred tax assets due, in part, to your views of the challenges in the North
    American and German near-term markets, it is unclear how your North America
    turnaround plan disclosures are consistent with the recognition of a full valuation
    allowance. Furthermore, based on your disclosures on page 55, we note that you
    anticipate improved automotive earnings and cash flows. In this regard, please
    reconcile these statements for us and revise future filings to address this apparent
    inconsistency.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding our comment on the financial statements or any related matters.

Sincerely,

David R. Humphrey
Branch Chief